Exhibit 99.1

Niu Technologies Announces Second Quarter 2022 Financial Results

-- Second Quarter Total Volume of e-scooter sales down 17.4% year over year

-- Second Quarter Revenues of RMB 827.6 million, down 12.4% year over year

-- Second Quarter Net income of RMB 14.4 million, compared with net income of RMB 91.8 million in the same period of last year

BEIJING, China, August 15, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

●	Revenues were RMB 827.6 million, a decrease of 12.4% year over year

●	Gross margin was 20.3%, compared with 22.7% in the second quarter of last year

●	Net income was RMB 14.4 million, compared with net income of RMB 91.8 million in the second quarter of last year

●	Adjusted net income (non-GAAP)[1] was RMB 31.2 million, compared with adjusted net income of RMB 104.0 million in the second quarter of last year

Second Quarter 2022 Operating Highlights

●	The number of e-scooters sold was 208,857, down 17.4% year over year

●	The number of e-scooters sold in China was 180,299, down 26.7% year over year

●	The number of e-scooters sold in the international markets was 28,558, up 309.1% year over year

●	The number of franchised stores in China was 3,329 as of June 30, 2022, an increase of 81 from March 31, 2022

●	International sales network expanded to 53 distributors covering 52 countries as of June 30, 2022

Other Highlights

●	On August 15, 2022, the Company released its Inaugural Environmental, Social and Governance (ESG) Report (https://ir.niu.com/environmental-social-and-governance-report-0), highlighting the Company’s ESG policies and sustainability initiatives.

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We delivered mixed results for the second quarter. In China market, our sales were heavily hit and our product development was disrupted by the Covid-19 lockdowns. However, average sales price (ASP) and gross margin both rose due to increase of retail sales prices starting from April 1 and improvement of product mix. In the overseas market, our kick-scooter series continued to receive positive feedback, and the sales volume reached over 20,000 units, another record high since its debut last year.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

Facing the second half of this year, Dr Li said, "with the coming of peak season, we will make every effort to get back on the growth track. We just released our brand new series SQi and new version of the most popular series UQi+ earlier this month in China market, and will commence deliveries of our BQi e-bike series later this month in the overseas markets. We expect these new products will help us recover from the previous hit. For the rest of this year, since uncertainty remains over the pace of an economic recovery, we here adjust our full year sales volume guidance to 1-1.2 million.”

Second Quarter 2022 Financial Results

Revenues were RMB 827.6 million, a decrease of 12.4% year over year, due to 17.4% decrease in sales volume, partially offset by increased revenues per e-scooter of 6.1%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2022 Q2	2021 Q2	% change YoY
E-scooter sales from China market	596.6	757.5	-21.2%
E-scooter sales from international markets	146.3	57.7	+153.8%
E-scooter sales, sub-total	742.9	815.2	-8.9%
Accessories, spare parts and services	84.7	129.5	-34.6%
Total	827.6	944.7	-12.4%

Revenues per e-scooter (in RMB)	2022 Q2	2021 Q2	% change YoY
E-scooter sales from China market[2]	3,309	3,079	+7.5%
E-scooter sales from international markets[2]	5,122	8,259	-38.0%
E-scooter sales	3,557	3,222	+10.4%
Accessories, spare parts and services[3]	406	512	-20.7%
Revenues per e-scooter	3,963	3,734	+6.1%

▪	E-scooter sales revenues from China market were RMB 596.6 million, a decrease of 21.2%, and represented 80.3% of total e-scooter revenues. The decrease was mainly driven by the sales volume decreases by 26.7% in China.

▪	E-scooter sales revenues from international markets were RMB 146.3 million, an increase of 153.8%, and represented 19.7% of total e-scooter revenues. The increase was mainly driven by the increase in sales of kick-scooter, and the increase in sales volume and unit price of electric motorcycle.

▪	Accessories, spare parts sales and services revenues were RMB 84.7 million, a decrease of 34.6% and represented 10.2% of total revenues. The decrease was mainly due to the overseas battery pack sales reduction.

▪	The increase of revenues per e-scooter was mainly due to the increase in unit price of e-scooter, and a better product mix in China market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 660.0 million, a decrease of 9.6% year over year, mainly due to lower e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,160, up 9.5% from RMB 2,885 in the second quarter 2021 due to higher raw material costs and product mix change.

Gross margin was 20.3%, compared with 22.7% in the same period of 2021. The decrease of gross margin was due to continuous cost pressure, the increase in sales of overseas kick-scooters, which have lower margin, and the decrease in sales of accessories, spare parts and services, which generally have higher gross margin.

Operating expenses were RMB 173.0 million, an increase of 26.4% from the same period of 2021. Operating expenses as a percentage of revenues was 20.9%, compared with 14.5% in the second quarter of 2021.

▪	Selling and marketing expenses were RMB 92.5 million (including RMB 4.4 million of share-based compensation), an increase of 34.3% from RMB 68.9 million in the second quarter of 2021. The increase was mainly due to the increase in depreciation and amortization expense of RMB 12.0 million as a result of opening of new franchised stores, the increase in advertising and promotion expense of RMB 7.4 million, and the increase in staff cost of RMB 3.9 million. Selling and marketing expenses as a percentage of revenues was 11.2% compared with 7.3% in the second quarter of 2021.

▪	Research and development expenses were RMB 44.5 million (including RMB 7.0 million of share-based compensation), an increase of 44.1% from RMB 30.8 million in the second quarter of 2021, mainly due to the increase in staff cost of RMB 7.4 million, the increase in design and testing expense of RMB 3.1 million, and the increase in share-based compensation expenses of RMB 2.7 million. Research and development expenses as a percentage of revenues was 5.4%, compared with 3.3% in the second quarter of 2021.

▪	General and administrative expenses were RMB 36.0 million (including RMB 5.1 million of share-based compensation), a decrease of 3.1% from RMB 37.2 million in the second quarter of 2021, mainly due to the foreign currency exchange gain of RMB 11.0 million as compared to the foreign currency exchange loss of RMB 1.4 million in the second quarter of 2021, partially offset by the increase in provision for credit losses of RMB 6.2 million, and the increase in staff cost of RMB 4.3 million. General and administrative expenses as a percentage of revenues was 4.4%, compared with 3.9% in the second quarter of 2021.

Operating expenses excluding share-based compensation were RMB 156.5 million, increased by 25.3% year over year, and represented 18.9% of revenues, compared with 13.2% in the second quarter of 2021.

▪	Selling and marketing expenses excluding share-based compensation were RMB 88.1 million, an increase of 33.7% year over year, and represented 10.6% of revenues, compared with 7.0% in the second quarter of 2021.

▪	Research and development expenses excluding share-based compensation were RMB 37.5 million, an increase of 41.0% year over year, and represented 4.5% of revenues, compared with 2.8% in the second quarter of 2021.

▪	General and administrative expenses excluding share-based compensation were RMB 30.9 million, a decrease of 4.8% year over year, and represented 3.7% of revenues, compared with 3.4% in the second quarter of 2021.

Government grants were RMB 0.3 million, decreased by RMB 21.2 million from the same period of 2021.

Share-based compensation was RMB 16.8 million, compared with RMB 12.1 million in the same period of 2021.

Income tax benefit was RMB 16.8 million, compared with income tax expense of RMB 11.5 million in the same period of 2021.

Net income was RMB 14.4 million, compared with RMB 91.8 million in the second quarter of 2021. The net income margin was 1.7%, compared with 9.7% in the same period of 2021.

Adjusted net income (non-GAAP) was RMB 31.2 million, compared with RMB 104.0 million in the second quarter of 2021. The adjusted net income margin4 was 3.8%, compared with 11.0% in the same period of 2021.

Basic and diluted net income per ADS were RMB 0.19 (US$ 0.03) and RMB 0.18 (US$ 0.03), respectively.

Balance Sheet

As of June 30, 2022, the Company had cash, term deposits and short-term investments of RMB 861.0 million in aggregate. The Company had restricted cash of RMB 189.2 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

In light of the current market conditions, including the on-going COVID resurgence in China, NIU expects its revenues for the third quarter of 2022 to be in the range of RMB 1,165 million (representing a year-over-year decrease of 5%) to RMB 1,349 million (representing a year-over-year increase of 10%). In addition, NIU adjusts its 2022 full year sales volume guidance to 1-1.2 million.

This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change due to uncertainties relating to a various factors, such as the pace of COVID-19 pandemic recovery, among others.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, Aug 15, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter 2022 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and an event passcode(PIN), which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI5679fea7c16f492ba50c567ffd3f4ad1

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.6981 to US$ 1.00, the exchange rate in effect as of June 30, 2022, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash	208,373,759	367,164,224	54,816,175
Term deposits-current	95,635,500	218,120,500	32,564,533
Restricted cash	223,971,197	189,213,375	28,248,813
Short-term investments	773,678,455	255,748,785	38,182,288
Notes receivable	-	2,889,538	431,397
Accounts receivable, net	268,557,176	267,053,157	39,869,987
Inventories	269,637,042	471,976,698	70,464,266
Prepayments and other current assets	56,061,263	131,613,097	19,649,318
Total current assets	1,895,914,392	1,903,779,374	284,226,777

Non-current assets
Term deposits-non-current	35,939,250	20,000,000	2,985,921
Property, plant and equipment, net	397,215,911	413,954,582	61,801,792
Intangible assets, net	3,668,189	2,812,960	419,964
Operating lease right-of-use assets	94,201,263	90,496,335	13,510,747
Deferred income tax assets	11,907,344	10,773,996	1,608,515
Other non-current assets	2,367,064	11,516,028	1,719,298
Total non-current assets	545,299,021	549,553,901	82,046,237

Total assets	2,441,213,413	2,453,333,275	366,273,014

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	180,000,000	26,873,292
Notes payable	143,622,874	175,612,699	26,218,286
Accounts payable	538,930,163	514,086,844	76,751,145
Income taxes payable	17,601,525	2,405,109	359,073
Advances from customers	17,266,994	29,413,170	4,391,271
Deferred revenue-current	32,757,740	33,761,838	5,040,510
Accrued expenses and other current liabilities	198,904,558	177,420,561	26,488,192
Total current liabilities	1,129,083,854	1,112,700,221	166,121,769

Deferred revenue-non-current	10,693,692	10,530,020	1,572,091
Deferred income tax liabilities	1,992,388	1,441,686	215,238
Operating lease liabilities	13,921,859	10,802,360	1,612,750
Other non-current liabilities	20,967,430	17,532,325	2,617,507
Total non-current liabilities	47,575,369	40,306,391	6,017,586

Total liabilities	1,176,659,223	1,153,006,612	172,139,355

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,038	89,295	13,331
Class B ordinary shares	10,316	10,316	1,540
Additional paid-in capital	1,855,403,759	1,887,444,914	281,788,106
Accumulated other comprehensive loss	(51,121,030)	(32,176,060)	(4,803,759)
Accumulated deficit	(539,827,893)	(555,041,802)	(82,865,559)
Total shareholders’ equity	1,264,554,190	1,300,326,663	194,133,659

Total liabilities and shareholders’ equity	2,441,213,413	2,453,333,275	366,273,014

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	944,745,010	827,619,915	123,560,400	1,492,081,575	1,403,097,817	209,476,989
Cost of revenues(a)	(730,010,232)	(659,994,763)	(98,534,624)	(1,147,012,501)	(1,125,788,331)	(168,075,772)
Gross profit	214,734,778	167,625,152	25,025,776	345,069,074	277,309,486	41,401,217

Operating expenses:
Selling and marketing expenses(a)	(68,873,391)	(92,531,147)	(13,814,537)	(142,391,875)	(162,578,383)	(24,272,313)
Research and development expenses(a)	(30,847,683)	(44,450,826)	(6,636,334)	(56,456,917)	(86,299,410)	(12,884,163)
General and administrative expenses(a)	(37,185,424)	(36,024,525)	(5,378,320)	(68,499,223)	(67,084,960)	(10,015,521)
Total operating expenses	(136,906,498)	(173,006,498)	(25,829,191)	(267,348,015)	(315,962,753)	(47,171,997)
Government grants	21,504,500	254,668	38,021	21,856,842	523,038	78,088
Operating income (loss)	99,332,780	(5,126,678)	(765,394)	99,577,901	(38,130,229)	(5,692,692)

Interest expenses	(1,641,648)	(1,464,438)	(218,635)	(3,374,348)	(2,918,902)	(435,781)
Interest income	1,630,287	925,854	138,226	2,846,865	2,109,777	314,981
Investment income	4,042,059	3,248,458	484,982	8,170,999	8,295,350	1,238,463
Income (loss) before income taxes	103,363,478	(2,416,804)	(360,821)	107,221,417	(30,644,004)	(4,575,029)
Income tax benefit (expense)	(11,528,628)	16,779,140	2,505,060	(20,760,134)	15,430,095	2,303,653
Net income (loss)	91,834,850	14,362,336	2,144,239	86,461,283	(15,213,909)	(2,271,376)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(7,208,765)	23,106,426	3,449,699	(4,305,029)	21,412,240	3,196,763
Unrealized gain/(reclassification adjustment for gains) on available for sale securities, net	897,660	(87,078)	(13,000)	1,097,840	(2,467,270)	(368,354)
Comprehensive income	85,523,745	37,381,684	5,580,938	83,254,094	3,731,061	557,033
Net income (loss) per ordinary share
—Basic	0.60	0.09	0.01	0.56	(0.10)	(0.01)
—Diluted	0.57	0.09	0.01	0.54	(0.10)	(0.01)
Net income (loss) per ADS
—Basic	1.20	0.19	0.03	1.13	(0.20)	(0.03)
—Diluted	1.14	0.18	0.03	1.08	(0.20)	(0.03)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	153,528,657	155,223,662	155,223,662	153,177,159	154,887,972	154,887,972
—Diluted	160,860,781	157,998,918	157,998,918	160,751,121	154,887,972	154,887,972
Weighted average number of ADS outstanding used in computing net income (loss) per ADS
—Basic	76,764,329	77,611,831	77,611,831	76,588,580	77,443,986	77,443,986
—Diluted	80,430,391	78,999,459	78,999,459	80,375,561	77,443,986	77,443,986

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	183,165	307,095	45,848	366,502	593,072	88,543
Selling and marketing expenses	2,977,457	4,421,095	660,052	6,009,319	8,338,551	1,244,913
Research and development expenses	4,283,976	6,988,758	1,043,394	8,285,463	11,906,652	1,777,616
General and administrative expenses	4,685,866	5,076,711	757,933	9,523,418	9,199,001	1,373,375
Total share-based compensation expense	12,130,464	16,793,659	2,507,227	24,184,702	30,037,276	4,484,447

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Income (loss)	91,834,850	14,362,336	2,144,239	86,461,283	(15,213,909)	(2,271,376)
Add:
Share-based compensation expense	12,130,464	16,793,659	2,507,227	24,184,702	30,037,276	4,484,447
Adjusted net income	103,965,314	31,155,995	4,651,466	110,645,985	14,823,367	2,213,071